06006433

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52919 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Springboard Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive, Suite 600
(No and Street)

Newport Beach (City) California (State) 92260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Hansen (949) 720-9960
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/8/06

# OATH OR AFFIRMATION

I, Jon Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Springboard Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ATTACHED
County of

Subscribed and sworn (or affirmed) to before me this____day of______,_____

Notary Public

Signature

Pres.

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of ORANGE } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 16th (Date) day of FEBRUARY (Month), 2006 (Year), by

(1) JON HANSEN (Name of Signer),

☐ ~~Personally known to me~~
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

KERRY E. FENNELL
Commission # 1599086
Notary Public - California
Orange County
My Comm. Expires Sep 1, 2009

Signature of Notary Public

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: OATH OR AFFIRMATION

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

**Springboard Securities Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2005**

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Springboard Securities Inc.

We have audited the accompanying statement of financial condition of Springboard Securities Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Springboard Securities Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 16, 2006

*We Focus & Care*[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

**Springboard Securities Inc.**
**Statement of Financial Condition**
**December 31, 2005**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 18,614 |
| Receivable from broker-dealers | | 1,838 |
| **Total assets** | $ | 20,452 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable & accrued expenses | $ | 1,080 |
| Payable to broker-dealers | | 1,527 |
| Income taxes payable | | 1,600 |
| **Total liabilities** | | 4,207 |
| **Stockholder's equity** | | |
| Common Stock, no par value, 100,000 shares authorized, 1,000 issued and outstanding | | 15,000 |
| Additional paid-in capital | | 913,848 |
| Accumulated deficit | | (912,603) |
| **Total stockholder's equity** | | 16,245 |
| **Total liabilities and stockholder's equity** | $ | 20,452 |

*The accompanying notes are an integral part of these financial statements.*

**Springboard Securities Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2005**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 736,597 |
| **Total revenues** | 736,597 |
| **Expenses** | |
| Employee compensation and benefits | 145,907 |
| Commissions | 668,903 |
| Occupancy | 76,256 |
| Taxes, other than income taxes | 17,888 |
| Other operating expenses | 172,982 |
| **Total expenses** | 1,081,936 |
| **Income (loss) before income taxes** | (345,339) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (346,139) |

*The accompanying notes are an integral part of these financial statements.*

## Springboard Securities Inc.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2005

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2005 | $ 15,000 | $ 608,956 | $ (566,464) | $ 57,492 |
| Additional paid-in capital | – | 304,892 | – | 304,892 |
| Net income (loss) | – | – | (346,139) | (346,139) |
| Balance, December 31, 2005 | $ 15,000 | $ 913,848 | $ (912,603) | $ 16,245 |

*The accompanying notes are an integral part of these financial statements.*

**Springboard Securities Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (346,139) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Receivable from broker-dealer | $ 177,643 | |
| (Decrease) increase in: | | |
| Accounts payable & accrued expenses | (12,435) | |
| Payable to broker-dealers | (134,239) | |
| Total adjustments | | 30,969 |
| Net cash provided by (used in) operating activities | | (315,170) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Proceeds from paid-in capital | 304,892 | |
| Net cash provided by (used in) financing activities | | 304,892 |
| Net increase (decrease) in cash | | (10,278) |
| Cash at beginning of year | | 28,892 |
| Cash at end of year | | $ 18,614 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ – | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Springboard Securities Inc. (the "Company"), was incorporated in the State of California on August 11, 2000 and began operations in August 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company is a wholly–owned subsidiary of Springboard Capital Corporation (the "Parent").

The Company sells investments in mutual funds to individuals and corporate investors and has been approved to sale variable annuities by the NASD. The Company earns commissions directly from the mutual funds in which it invests. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Customers' securities transactions, and related commission income and expenses, are recorded on trade date basis.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

**Note 2: RENT EXPENSE**

Current year rent expense consists of the following:

| | |
|---|---|
| Rent | $ 69,673 |

**Note 3: INCOME TAXES**

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The current and deferred portion of the income tax expense (benefit) included in the statement of operations are as follows:

| | |
|---|---|
| Current income tax expense (benefit) | |
| Federal | $ – |
| State | 800 |
| Total current income tax expense (benefit) | 800 |
| Deferred income tax expense (benefit) | – |
| Total provision for income tax expense (benefits) | $ 800 |

**Note 4: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS**

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth.

**Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

**Note 6: NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $16,245 which was $11,245 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($4,207) to net capital was 0.26 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $1,800 material difference between the computation of net capital under net capital Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 18,045 |
| Adjustments: | | |
| Accumulated deficit | $ (1,800) | |
| Total adjustments | | (1,800) |
| Net capital per audited statements | | $ 16,245 |

**Springboard Securities Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2005**

**Computation of net capital**

| | | |
|---|---|---|
| Stockholder's equity | | |
| Common stock | $ 15,000 | |
| Additional paid-in capital | 913,848 | |
| Accumulated deficit | (912,603) | |
| Total stockholder's equity | | $ 16,245 |
| Less: Non-allowable assets and haircuts | | – |
| **Net Capital** | | 16,245 |

**Computation of net capital requirements**

| | | |
|---|---|---|
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 281 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 11,245 |
| Ratio of aggregate indebtedness to net capital | 0.26: 1 | |

There was a $1,800 material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 7.

*See independent auditor's report.*

**Springboard Securities Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2005**

A computation of reserve requirements is not applicable to Springboard Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Springboard Securities Inc.**
**Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2005**

Information relating to possession or control requirements is not applicable to Springboard Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Springboard Securities Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2005**

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

Board of Directors
Springboard Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Springboard Securities Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Springboard Securities Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



***We Focus & Care*** SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 16, 2006